

Mail Stop 7010

January 29, 2008

Mr. Thomas B. Testa
Gentek Inc.
90 East Halsey Road
Parsippany, New Jersey

> **RE: Gentek Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 20, 2007**
> **File #1-14789**

Dear Mr. Testa:

We have reviewed your response letter dated December 3, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement on Schedule 14A, filed April 25, 2007

Compensation Benchmarking and the Broad-Based Comparator Group, page 16

1. We note your response to our prior comment 10. However, since your disclosure makes clear that the executive officers receive cash bonus compensation "in the event certain specified operating and individual performance measures are achieved," we believe that disclosure of the targets is required absent resulting competitive harm to the company, using the standard that would apply if requesting confidential treatment for confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. We have the following observations in this regard:

    •   Your statement in your response that the targets are irrelevant to understanding compensation appears to be inconsistent with disclosure that the officers receive cash bonus compensation "in the event" that the targets are met. Further, while we do not disagree with your assertion that a general understanding of the business and future growth of the company is important to investors, the executive compensation disclosure should help investors understand material information underlying the company's decisions regarding the amounts and forms of compensation payable to the executives.

- You state that disclosure of the EBITDA and free cash flow targets will cause competitive harm because competitors would use this information to determine the pricing structure of specific proposals to underbid the company. Please tell us how your pricing structure for specific proposals, specific customers or segments would be evident to a competitor from disclosure of the targets.

- You state that providing financial targets and individual personal objectives would enable competitors who might hire your executives to monitor your progress toward these objectives and likelihood of meeting the targets. Please note that you are required to discuss the likelihood of meeting the targets even if the targets are not disclosed. Please see Instruction 4 to Item 402(b). Furthermore, it is not clear how this position applies with respect to targets underlying compensation that was earned and reported for a fiscal year that has already ended.

- You state that the targets and personal objectives do not provide insight to investors with respect to future growth potential. While the immediate purpose of executive compensation disclosure is not to inform investors of your future growth potential, your position nevertheless seems inconsistent with your statement that disclosure would provide competitors with information regarding your profitability goals. Further, if these targets and goals are used for compensation purposes only, then your position that disclosure would cause competitive harm becomes less clear.

Please provide a response that addresses these points. Alternatively, please confirm that you will disclose the targets and personal objectives underlying compensation in your future filings.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long, Assistant Director, at (202) 551-3760 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief